Filed Pursuant to Rule 433

Registration No. 333-161383

MeadWestvaco Corporation

Final Term Sheet

August 17, 2009

Issuer:	MeadWestvaco Corporation

Size:	$250,000,000

Maturity:	September 1, 2019

Coupon (Interest Rate):	7.375% per annum from August 24, 2009

Yield to Maturity:	7.487%

Spread to Benchmark Treasury:	+400 basis points

Benchmark Treasury:	3.625% due August 15, 2019

Benchmark Treasury Price and Yield:	101-5 and 3.487%

Interest Payment Dates:	March 1 and September 1, beginning March 1, 2010

Redemption Provision:	Make-Whole Call: US Treasury + 60 basis points

Price to Public:	99.218%

Settlement Date:	August 24, 2009

Anticipated Ratings:	Ba1 / BBB

Tender Offer Consideration for 6.85% Notes Due 2012:	$1,040 per $1,000 principal amount of the 2012 Notes, with an early tender premium of $30 per $1,000 principal amount.

CUSIP:	583334AE7

Bookrunners:	Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., UBS Securities LLC

Senior Co-Managers:	Goldman, Sachs & Co., Mitsubishi UFJ Securities (USA), Inc., Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC, RBS Securities Inc., SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and UBS Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling Barclays Capital Inc. at 1-888-603-5847 or barclaysprospectus@broadridge.com or calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or calling UBS Securities LLC at 877-827-6444, Ext. 561-3884.